Exhibit 21.1

Subsidiaries

Name	Jurisdiction of Incorporation

GAIN Holdings, LLC	Delaware
GCAM, LLC	Delaware
GAIN Capital Holdings International, LLC	Delaware
GAIN Global Markets, Inc.	Cayman Islands
Island Traders (Cayman) Limited	Cayman Islands
GAIN Capital Group, LLC	Delaware
Jia Shen Forex Technology, LLC	China
GAIN Capital — Forex.com U.K., Ltd.	England and Wales
GAIN Capital — Forex.com Australia, Pty. Ltd.	Australia
GAIN Capital Japan, Co. Ltd.(1)	Japan
GAIN Capital — Forex.com Singapore Pte Ltd.	Singapore
GAIN Capital — Forex.com Hong Kong Limited	Hong Kong
S.L. Bruce Financial Corporation	Ohio
GAIN Capital Securities, Inc.	Delaware

(1)	GAIN Capital Japan, Co. Ltd. is a joint venture owned 51% by GAIN Capital Holdings International, LLC.